Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in the Cayman Islands with limited liability)

(Stock code: 6883)

UNAUDITED RESULTS FOR THE FOURTH QUARTER AND FULL YEAR ENDED DECEMBER 31, 2013

This announcement is issued pursuant to Rule 13.09 of the Rules Governing the Listing of the Securities of The Stock Exchange of Hong Kong Limited.

Melco Crown Entertainment Limited (the “Company” or “Melco Crown Entertainment”) (SEHK: 6883) (NASDAQ: MPEL), a developer and owner of casino gaming and entertainment resort facilities in Asia, today released its unaudited financial results for the fourth quarter and year ended December 31, 2013, as part of its regular earnings disclosure practices for the Company’s American depository shares (“ADSs”), which are listed on the NASDAQ Global Select Market in the United States.

These unaudited results have been prepared in accordance with the United States Generally Accepted Accounting Principles (“U.S. GAAP”), which differ in certain respects from the International Financial Reporting Standards (“IFRS”). A reconciliation of material differences of such financial information prepared in accordance with IFRS will be included within the Company’s audited preliminary results announcement to be reported no later than March 31, 2014.

Net revenue for the fourth quarter of 2013 was US$1,394.6 million, representing an increase of approximately 27% from US$1,101.8 million for the comparable period in 2012. The increase in net revenue was primarily attributable to substantially improved group-wide revenues across all gaming segments, particularly in the mass market table games segment.

Adjusted EBITDA(1) was US$369.0 million for the fourth quarter of 2013, as compared to Adjusted EBITDA of US$247.5 million in the fourth quarter of 2012. The 49% year-over-year improvement in Adjusted EBITDA in the fourth quarter of 2013 was primarily driven by stronger mass market and rolling chip revenues together with our ongoing commitment to control costs.

On a U.S. GAAP basis, net income attributable to Melco Crown Entertainment for the fourth quarter of 2013 was US$223.2 million, or US$0.41 per ADS, compared with net income attributable to Melco Crown Entertainment of US$108.0 million, or US$0.20 per ADS, in the fourth quarter of 2012. The net loss attributable to non-controlling interests during the fourth quarter of 2013 of US$14.9 million related to Studio City and City of Dreams Manila.

Mr. Lawrence Ho, Co-Chairman and Chief Executive Officer of Melco Crown Entertainment, commented, “I am pleased to announce another record quarter of group-wide EBITDA, primarily driven by the success of the mass business at our flagship property in Macau, City of Dreams, where we continue to leverage the property’s World-class amenities and attractions to entertain the highly discerning and sophisticated premium mass customer, which in turn enables us to maintain our market leading mass table yields.

“Our development pipeline continues to progress as planned. We recently completed a Philippine Peso denominated, approximately US$340 million equivalent, 5% senior note offering at our majority-owned subsidiary, Melco Crown Philippines, which delivers us a fully funded financing package to open City of Dreams Manila later this year. We also announced the addition of the Nobu Hotel and food & beverage concepts at City of Dreams Manila, which provides another exciting addition to the recently announced ultra-luxurious Crown Towers Hotel. These recent announcements highlight our approach at City of Dreams Manila of offering a World-class collection of unique and exciting brands, more of which will be announced in the near future, which are designed to cater to a wide array of local and international customers’ tastes and preferences.

“Studio City, our exciting new cinematically-themed integrated resort in Cotai, remains on budget and on track to open in mid-2015 while the iconic fifth tower at City of Dreams in Macau is anticipated to open in late 2016/early 2017, providing an impressive complement to our flagship property’s World-class premium-focused attractions and amenities.

“Macau continues its strong upward trajectory with market-wide gaming revenues growing at approximately 19% in 2013. Importantly for Melco Crown Entertainment, the highly profitable mass market segment continues to deliver above-market growth, reaffirming our focus on this key segment. The Macau and Mainland Governments remain highly supportive of Macau’s long term growth, as highlighted by the progress on their forward thinking infrastructure and regional development blueprint, including the rapid development of Hengqin Island, improved immigration facilities, the development of the Macau Light Rail system and the Hong Kong — Zhuhai — Macau Bridge.

“As a result of the strong cash flow generation at our core operating assets in Macau, our disciplined approach to ensuring a flexible and efficient capital structure and a development pipeline that is either fully funded or expected to be well supported by cash and cash flow, we announced separately today that management has recommended to the Board a US$191.2 million special dividend together with a new dividend policy, which is subject to the Board’s approval on February 25, 2014 and, in the case of the special dividend, subject to shareholders’ approval. We believe our capital management strategy balances the key objectives of pursuing growth opportunities while returning excess capital to shareholders, thereby maximizing long term shareholder value.”

City of Dreams Fourth Quarter Results

For the fourth quarter of 2013, net revenue at City of Dreams was US$1,095.8 million compared to US$772.5 million in the fourth quarter of 2012. City of Dreams generated Adjusted EBITDA of US$347.7 million in the fourth quarter of 2013, representing an increase of 58% compared to US$219.5 million in the comparable period of 2012.

The strong year-over-year improvement in fourth quarter Adjusted EBITDA was primarily a result of the 57% year-over-year improvement in mass table games gross gaming revenue, together with an increase in rolling chip volumes and a higher rolling chip win rate.

Rolling chip volume for the fourth quarter of 2013 was US$25.6 billion, representing an increase of 9% when compared to rolling chip volume of US$23.5 billion for the comparable period of 2012. The rolling chip win rate was 3.0% in the fourth quarter of 2013 versus 2.6% in the comparable period of 2012. The expected rolling chip win rate range is 2.7%–3.0%.

Mass market table games drop increased 29% to US$1,303.0 million compared with US$1,009.4 million in the fourth quarter of 2012. The mass market table games hold percentage was 37.6% in the fourth quarter of 2013 compared to 30.9% in the fourth quarter of 2012.

Slot handle for the fourth quarter of 2013 was US$1,304.2 million, up 26% from US$1,033.1 million generated in the quarter ended December 31, 2012.

Total non-gaming revenue at City of Dreams in the fourth quarter of 2013 was US$70.9 million, an increase of 10% from US$64.4 million in the fourth quarter of 2012. Occupancy per available room in the fourth quarter of 2013 was 98%, versus 96% in the fourth quarter of 2012. The average daily rate (“ADR”) in the fourth quarter of 2013 was US$193 per occupied room, an increase of 2% when compared with US$189 in the fourth quarter of 2012.

Altira Macau Fourth Quarter Results

For the quarter ended December 31, 2013, net revenue at Altira Macau was US$247.6 million compared to US$281.7 million in the fourth quarter of 2012. Altira Macau generated Adjusted EBITDA of US$36.0 million in the fourth quarter of 2013 compared with Adjusted EBITDA of US$43.8 million in the fourth quarter of 2012, a decline of 18%. The year-over-year decrease in Adjusted EBITDA was primarily driven by lower rolling chip gaming gross revenue, partially offset by higher mass market table games drop.

Rolling chip volume totaled US$10.6 billion in the fourth quarter of 2013 versus US$11.9 billion in the fourth quarter of 2012. In the fourth quarter of 2013, the rolling chip win rate was 3.0%, as compared to 3.1% for the comparable period in 2012. The expected rolling chip win rate range is 2.7%–3.0%.

In the mass market table games segment, drop totaled US$205.2 million in the fourth quarter of 2013, an increase of 30% from US$158.1 million generated in the comparable period in 2012. The mass market table games hold percentage was 16.3% in the fourth quarter of 2013 compared with 16.5% in the fourth quarter of 2012.

Total non-gaming revenue at Altira Macau in the fourth quarter of 2013 was US$9.7 million, up from US$8.6 million in the fourth quarter of 2012. Occupancy per available room in the fourth quarter of 2013 and 2012 were both 99%. ADR in the fourth quarter of 2013 was US$234 per occupied room, compared to US$228 in the fourth quarter of 2012, an increase of 3%.

Mocha Clubs Fourth Quarter Results

Net revenue from Mocha Clubs totaled US$38.8 million in the fourth quarter of 2013, up 10% from US$35.3 million in the fourth quarter of 2012. Mocha Clubs generated US$10.8 million of Adjusted EBITDA in the fourth quarter of 2013, an increase of 33% when compared to Adjusted EBITDA of US$8.1 million in the same period in 2012.

The number of gaming machines in operation at Mocha Clubs averaged approximately 1,700 in the fourth quarter of 2013, compared to approximately 2,000 in the comparable period in 2012 due to the closure of three clubs. The net win per gaming machine per day was US$246 in the quarter ended December 31, 2013, as compared with US$183 in the comparable period in 2012, an increase of 34%.

City of Dreams Manila Fourth Quarter Results

On a fully consolidated basis, we incurred approximately US$8.3 million of operating expenses in the fourth quarter of 2013 at City of Dreams Manila, which primarily relate to pre-opening costs as well as share-based compensation cost, and recorded a net loss of approximately US$18.2 million as a result of approximately US$10.1 million of capital lease charges relating to building lease payments incurred during the fourth quarter of 2013.

Other Factors Affecting Earnings

Total net non-operating expenses for the fourth quarter of 2013 were US$42.7 million, which included interest expenses, net of capitalized interest and interest income, of US$29.9 million and other finance costs of US$11.6 million. We recorded US$11.8 million of capitalized interest during the fourth quarter of 2013, primarily relating to Studio City and City of Dreams Manila. The year-on-year increase of US$6.2 million in net non-operating expenses was primarily a result of higher net interest expenses and other finance costs associated with Studio City financing as well as the capital lease charges associated with City of Dreams Manila’s capital lease obligation, partially offset by one-off cost associated with the debt modification on our US$600 million 10.25% senior notes in the fourth quarter of 2012 and higher capitalized interest.

Depreciation and amortization costs of US$95.8 million were recorded in the fourth quarter of 2013, of which US$14.3 million was related to the amortization of our gaming subconcession and US$16.1 million was related to the amortization of land use rights.

Financial Position and Capital Expenditure

Total cash and bank balances as of December 31, 2013 totaled US$3.2 billion, including US$0.6 billion bank deposits with original maturity over three months and US$1.1 billion of restricted cash, primarily related to Studio City. Total debt at the end of the fourth quarter of 2013 was US$2.5 billion.

Capital expenditures for the fourth quarter of 2013 were US$269.6 million, which predominantly relate to Studio City and City of Dreams Manila, as well as various projects at City of Dreams.

Full Year Results

For the year ended December 31, 2013, Melco Crown Entertainment reported net revenue of US$5.1 billion versus US$4.1 billion in the prior year. The year-over-year increase in net revenue was driven by substantially improved mass table games volumes and blended hold percentages, as well as increased volumes in the rolling chip and gaming machines segment.

Adjusted EBITDA for the year ended December 31, 2013 was US$1,287.8 million, as compared with Adjusted EBITDA of US$920.2 million in 2012. The year-over-year improvements in Adjusted EBITDA were primarily attributable to substantially improved mass table games and rolling chip revenues together with a strict cost control focus.

On a U.S. GAAP basis, net income attributable to Melco Crown Entertainment for 2013 was US$637.5 million, or US$1.16 per ADS, compared with a net income attributable to Melco Crown Entertainment of US$417.2 million, or US$0.76 per ADS, in the comparable period of 2012.

The shareholders and potential investors of Melco Crown Entertainment are advised not to place undue reliance on the unaudited earnings and financial information of the Company for the fourth quarter and year ended December 31, 2013 and are reminded that such financial information presented herein have been prepared in accordance with U.S. GAAP which differ in certain respects from IFRS and has not been audited. Consequently, the shareholders and potential investors of the Company are advised to exercise caution in dealing in the securities of the Company.

Conference Call Information

Melco Crown Entertainment will hold a conference call to discuss its fourth quarter 2013 financial results on February 13, 2014 at 8:30 a.m. Eastern Time (9:30 p.m. Hong Kong Time). To join the conference call, please use the dial-in details below:

US Toll Free	1 866 519 4004
US Toll/International	1 845 675 0437
HK Toll	852 2475 0994
HK Toll Free	800 930 346
UK Toll Free	080 823 46646
Australia Toll Free	1 800 457 076
Philippines Toll Free	1 800 165 10607

Passcode	MPEL

An audio webcast will also be available at www.melco-crown.com.

To access the replay, please use the dial-in details below:

US Toll Free	1 855 452 5696
US Toll/International	1 646 254 3697
HK Toll Free	800 963 117

Conference ID	52041117

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the gaming market and visitation in Macau and the Philippines, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, and (v) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this announcement is as of the date of this announcement, and the Company undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

(1)	“Adjusted EBITDA” is earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and others, share-based compensation and other non-operating income and expenses. “Adjusted property EBITDA” is earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and others, share-based compensation, corporate and others expenses and other non-operating income and expenses. Adjusted EBITDA and adjusted property EBITDA are presented exclusively as a supplemental disclosure because management believes that they are widely used to measure the performance, and as a basis for valuation, of gaming companies. Management uses adjusted EBITDA and adjusted property EBITDA as measures of the operating performance of its segments and to compare the operating performance of its properties with those of its competitors. The Company also presents adjusted EBITDA and adjusted property EBITDA because they are used by some investors as ways to measure a company’s ability to incur and service debt, make capital expenditures, and meet working capital requirements. Gaming companies have historically reported adjusted EBITDA and adjusted property EBITDA as supplements to financial measures in accordance with U.S. GAAP. However, adjusted EBITDA and adjusted property EBITDA should not be considered as alternatives to operating income as indicators of the Company’s performance, as alternatives to cash flows from operating activities as measures of liquidity, or as alternatives to any other measure determined in accordance with U.S. GAAP. Unlike net income, adjusted EBITDA and adjusted property EBITDA do not include depreciation and amortization or interest expense and therefore do not reflect current or future capital expenditures or the cost of capital. The Company compensates for these limitations by using adjusted EBITDA and adjusted property EBITDA as only two of several comparative tools, together with U.S. GAAP measurements, to assist in the evaluation of operating performance. Such U.S. GAAP measurements include operating income, net income, cash flows from operations and cash flow data. The Company has significant uses of cash flows, including capital expenditures, interest payments, debt principal repayments, taxes and other non-recurring charges, which are not reflected in adjusted EBITDA or adjusted property EBITDA. Also, the Company’s calculation of adjusted EBITDA and adjusted property EBITDA may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Reconciliations of adjusted EBITDA and adjusted property EBITDA with the most comparable financial measures calculated and presented in accordance with U.S. GAAP are provided herein immediately following the financial statements included in this announcement.

(2)	“Adjusted net income” is net income before pre-opening costs, development costs, property charges and others, change in fair value of interest rate swap agreements, loss on extinguishment of debt and costs associated with debt modification. Adjusted net income attributable to Melco Crown Entertainment and adjusted net income attributable to Melco Crown Entertainment per share (“EPS”) are presented as supplemental disclosures because management believes that they are widely used to measure the performance, and as a basis for valuation, of gaming companies. These measures are used by management and/or evaluated by some investors, in addition to income and EPS computed in accordance with U.S. GAAP, as an additional basis for assessing period-to-period results of our business. Adjusted net income attributable to Melco Crown Entertainment and adjusted net income attributable to Melco Crown Entertainment per share may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Reconciliations of adjusted net income attributable to Melco Crown Entertainment with the most comparable financial measures calculated and presented in accordance with U.S. GAAP are provided herein immediately following the financial statements included in this announcement.

About Melco Crown Entertainment Limited

Melco Crown Entertainment, with its shares listed on the Main Board of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) (SEHK: 6883) and its American depositary shares listed on the NASDAQ Global Select Market (NASDAQ: MPEL), is a developer and owner of casino gaming and entertainment casino resort facilities in Asia. Melco Crown Entertainment currently operates Altira Macau (www.altiramacau.com), a casino hotel located at Taipa, Macau and City of Dreams (www.cityofdreamsmacau.com), an integrated urban casino resort located in Cotai, Macau. Melco Crown Entertainment’s business also includes the Mocha Clubs (www.mochaclubs.com), which comprise the largest non-casino based operations of electronic gaming machines in Macau. The Company is also developing the planned Studio City Project, a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, Macau. In the Philippines, Melco Crown (Philippines) Resorts Corporation’s subsidiary, MCE Leisure (Philippines) Corporation, has been cooperating with SM Group’s Belle Corporation to develop and operate City of Dreams Manila, a casino, hotel, retail and entertainment integrated resort in the Entertainment City complex in Manila. For more information about Melco Crown Entertainment, please visit www.melco-crown.com.

Melco Crown Entertainment has strong support from both of its major shareholders, Melco International Development Limited (“Melco”) and Crown Resorts Limited (“Crown”). Melco is a listed company on the Hong Kong Stock Exchange and is substantially owned and led by Mr. Lawrence Ho, who is Co-Chairman, an Executive Director and the CEO of Melco Crown Entertainment. Crown is a top-50 company listed on the Australian Securities Exchange and led by Executive Chairman Mr. James Packer, who is also Co-Chairman and a Non-executive Director of Melco Crown Entertainment.

Investment Community, please contact:

Ross Dunwoody

Vice President, Investor Relations

Tel: +853 8868 7575 or +852 2598 3689

Email: rossdunwoody@melco-crown.com

For media enquiry, please contact:

Maggie Ma

Head of Corporate Communications

Tel: +853 8868 3767 or +852 3151 3767

Email: maggiema@melco-crown.com

Macau, February 13, 2014

As of the date of this announcement, the executive director of the Company is Lawrence Yau Lung Ho; the non-executive directors are James Douglas Packer, John Peter Ben Wang, Yuk Man Chung, William Todd Nisbet, and Rowen Bruce Craigie and the independent non-executive directors are James Andrew Charles MacKenzie, Thomas Jefferson Wu, Yiu Wa Alec Tsui, and Robert Wason Mactier.

This announcement is prepared in both English and Chinese and in the event of inconsistency, the English text of this announcement shall prevail over the Chinese text.

Melco Crown Entertainment Limited and Subsidiaries

Condensed Consolidated Statements of Operations

(In thousands of U.S. dollars, except share and per share data)

	Three Months Ended December 31,		Year Ended December 31,
	2013	2012	2013	2012
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

OPERATING REVENUES
Casino	$1,355,775	$1,065,397	$4,941,487	$3,934,761
Rooms	33,547	31,212	127,661	118,059
Food and beverage	20,932	21,255	78,880	72,718
Entertainment, retail and others	27,744	22,191	103,739	90,789

Gross revenues	1,437,998	1,140,055	5,251,767	4,216,327
Less: promotional allowances	(43,438)	(38,244)	(164,589)	(138,314)

Net revenues	1,394,560	1,101,811	5,087,178	4,078,013

OPERATING COSTS AND EXPENSES
Casino	(933,131)	(767,097)	(3,452,736)	(2,834,762)
Rooms	(3,262)	(3,442)	(12,511)	(14,697)
Food and beverage	(8,690)	(6,533)	(29,114)	(27,531)
Entertainment, retail and others	(16,975)	(16,919)	(64,212)	(62,816)
General and administrative	(68,299)	(62,831)	(255,780)	(226,980)
Pre-opening costs	(6,246)	(934)	(17,014)	(5,785)
Development costs	(5,293)	(7,186)	(26,297)	(11,099)
Amortization of gaming subconcession	(14,309)	(14,309)	(57,237)	(57,237)
Amortization of land use rights	(16,115)	(15,796)	(64,271)	(59,911)
Depreciation and amortization	(65,348)	(65,355)	(261,298)	(261,449)
Property charges and others	(1,334)	(4,612)	(6,884)	(8,654)

Total operating costs and expenses	(1,139,002)	(965,014)	(4,247,354)	(3,570,921)

OPERATING INCOME	255,558	136,797	839,824	507,092

NON-OPERATING INCOME (EXPENSES)
Interest income	3,262	2,875	7,660	10,958
Interest expenses, net of capitalized interest	(33,139)	(31,741)	(152,660)	(109,611)
Other finance costs	(11,574)	(4,246)	(43,802)	(14,596)
Change in fair value of interest rate swap agreements	—	—	—	363
Foreign exchange (loss) gain, net	(1,854)	1,336	(10,756)	4,685
Other income (expenses), net	558	(1,529)	1,661	115
Loss on extinguishment of debt	—	—	(50,935)	—
Costs associated with debt modification	—	(3,277)	(10,538)	(3,277)

Total non-operating expenses, net	(42,747)	(36,582)	(259,370)	(111,363)

INCOME BEFORE INCOME TAX	212,811	100,215	580,454	395,729
INCOME TAX (EXPENSE) CREDIT	(4,483)	1,078	(2,441)	2,943

NET INCOME	208,328	101,293	578,013	398,672
NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	14,918	6,688	59,450	18,531

NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED	$223,246	$107,981	$637,463	$417,203

NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER SHARE:
Basic	$0.135	$0.066	$0.386	$0.254

Diluted	$0.134	$0.065	$0.383	$0.252

NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER ADS:
Basic	$0.406	$0.197	$1.159	$0.761

Diluted	$0.402	$0.195	$1.149	$0.755

WEIGHTED AVERAGE SHARES USED IN NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER SHARE CALCULATION:
Basic	1,651,037,173	1,646,515,795	1,649,678,643	1,645,346,902

Diluted	1,665,983,630	1,660,262,969	1,664,198,091	1,658,262,996

Melco Crown Entertainment Limited and Subsidiaries

Condensed Consolidated Balance Sheets

(In thousands of U.S. dollars)

	December 31, 2013	December 31, 2012
	(Unaudited)	(Audited)

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$1,381,757	$1,709,209
Bank deposits with original maturity over three months	626,940	—
Restricted cash	770,294	672,981
Accounts receivable, net	287,880	320,929
Amounts due from affiliated companies	23	1,322
Income tax receivable	18	266
Inventories	18,169	16,576
Prepaid expenses and other current assets	54,898	27,743
Assets held for sale	8,468	—

Total current assets	3,148,447	2,749,026

PROPERTY AND EQUIPMENT, NET	3,308,846	2,684,094
GAMING SUBCONCESSION, NET	485,031	542,268
INTANGIBLE ASSETS, NET	4,220	4,220
GOODWILL	81,915	81,915
LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS	345,667	88,241
RESTRICTED CASH	373,371	741,683
DEFERRED TAX ASSETS	93	105
DEFERRED FINANCING COSTS	114,431	65,930
LAND USE RIGHTS, NET	951,618	989,984

TOTAL ASSETS	$8,813,639	$7,947,466

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$9,825	$13,745
Accrued expenses and other current liabilities	928,751	850,841
Income tax payable	6,584	1,191
Capital lease obligations, due within one year	27,265	—
Current portion of long-term debt	262,566	854,940
Amounts due to affiliated companies	2,900	949
Amount due to a shareholder	79	—

Total current liabilities	1,237,970	1,721,666

LONG-TERM DEBT	2,270,894	2,339,924
OTHER LONG-TERM LIABILITIES	28,492	7,412
DEFERRED TAX LIABILITIES	62,806	66,350
CAPITAL LEASE OBLIGATIONS, DUE AFTER ONE YEAR	253,029	—
LAND USE RIGHTS PAYABLE	35,466	71,358

SHAREHOLDERS’ EQUITY
Ordinary shares	16,667	16,581
Treasury shares	(5,960)	(113)
Additional paid-in capital	3,479,399	3,235,835
Accumulated other comprehensive losses	(15,592)	(1,057)
Retained earnings	772,156	134,693

Total Melco Crown Entertainment Limited shareholders’ equity	4,246,670	3,385,939
Noncontrolling interests	678,312	354,817

Total equity	4,924,982	3,740,756

TOTAL LIABILITIES AND EQUITY	$8,813,639	$7,947,466

Melco Crown Entertainment Limited and Subsidiaries

Reconciliation of Net Income Attributable to Melco Crown Entertainment Limited to

Adjusted Net Income Attributable to Melco Crown Entertainment Limited

(In thousands of U.S. dollars, except share and per share data)

	Three Months Ended December 31,		Year Ended December 31,
	2013	2012	2013	2012
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Net Income Attributable to Melco Crown Entertainment Limited	$223,246	$107,981	$637,463	$417,203
Pre-opening Costs	6,246	934	17,014	5,785
Development Costs	5,293	7,186	26,297	11,099
Property Charges and Others	1,334	4,612	6,884	8,654
Change in Fair Value of Interest Rate Swap Agreements	—	—	—	(363)
Loss on Extinguishment of Debt	—	—	50,935	—
Costs Associated with Debt Modification	—	3,277	10,538	3,277

Adjusted Net Income Attributable to Melco Crown Entertainment Limited	$236,119	$123,990	$749,131	$445,655

ADJUSTED NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER SHARE:
Basic	$0.143	$0.075	$0.454	$0.271

Diluted	$0.142	$0.075	$0.450	$0.269

ADJUSTED NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER ADS:
Basic	$0.429	$0.226	$1.362	$0.813

Diluted	$0.425	$0.224	$1.350	$0.806

WEIGHTED AVERAGE SHARES USED IN ADJUSTED NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER SHARE CALCULATION:
Basic	1,651,037,173	1,646,515,795	1,649,678,643	1,645,346,902

Diluted	1,665,983,630	1,660,262,969	1,664,198,091	1,658,262,996

Melco Crown Entertainment Limited and Subsidiaries

Reconciliation of Operating Income (Loss) to Adjusted EBITDA and

Adjusted Property EBITDA

(In thousands of U.S. dollars)

	Three Months Ended December 31, 2013
	Altira Macau	Mocha	City of Dreams	Studio City	City of Dreams Manila	Corporate and Others	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Operating Income (Loss)	$28,182	$6,830	$289,958	$(11,860)	$(8,292)	$(49,260)	$255,558

Pre-opening Costs	—	—	27	797	5,406	16	6,246
Development Costs	—	—	—	—	740	4,553	5,293
Depreciation and Amortization	7,810	2,972	57,094	10,883	476	16,537	95,772
Share-based Compensation	23	43	195	—	1,791	2,766	4,818
Property Charges and Others	—	921	413	—	—	—	1,334

Adjusted EBITDA	36,015	10,766	347,687	(180)	121	(25,388)	369,021
Corporate and Others Expenses	—	—	—	—	—	25,388	25,388

Adjusted Property EBITDA	$36,015	$10,766	$347,687	$(180)	$121	$—	$394,409

	Three Months Ended December 31, 2012
	Altira Macau	Mocha	City of Dreams	Studio City	City of Dreams Manila	Corporate and Others	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Operating Income (Loss)	$35,791	$4,705	$157,824	$(11,840)	$(7,322)	$(42,361)	$136,797

Pre-opening Costs	—	—	252	682	—	—	934
Development Costs	—	—	—	—	6,846	340	7,186
Depreciation and Amortization	7,992	3,101	56,828	10,883	—	16,656	95,460
Share-based Compensation	30	38	180	—	—	2,223	2,471
Property Charges and Others	—	224	4,388	—	—	—	4,612

Adjusted EBITDA	43,813	8,068	219,472	(275)	(476)	(23,142)	247,460
Corporate and Others Expenses	—	—	—	—	—	23,142	23,142

Adjusted Property EBITDA	$43,813	$8,068	$219,472	$(275)	$(476)	$—	$270,602

Melco Crown Entertainment Limited and Subsidiaries

Reconciliation of Adjusted EBITDA and Adjusted Property EBITDA to Net Income

Attributable to Melco Crown Entertainment Limited

(In thousands of U.S. dollars)

	Three Months Ended December 31,
	2013	2012
	(Unaudited)	(Unaudited)

Adjusted Property EBITDA	$394,409	$270,602
Corporate and Others Expenses	(25,388)	(23,142)

Adjusted EBITDA	369,021	247,460
Pre-opening Costs	(6,246)	(934)
Development Costs	(5,293)	(7,186)
Depreciation and Amortization	(95,772)	(95,460)
Share-based Compensation	(4,818)	(2,471)
Property Charges and Others	(1,334)	(4,612)
Interest and Other Non-Operating Expenses, Net	(42,747)	(36,582)
Income Tax (Expense) Credit	(4,483)	1,078

Net Income	208,328	101,293
Net Loss Attributable to Noncontrolling Interests	14,918	6,688

Net Income Attributable to Melco Crown Entertainment Limited	$223,246	$107,981

Melco Crown Entertainment Limited and Subsidiaries

Reconciliation of Operating Income (Loss) to Adjusted EBITDA and

Adjusted Property EBITDA

(In thousands of U.S. dollars)

	Year Ended December 31, 2013
	Altira Macau	Mocha	City of Dreams	Studio City	City of Dreams Manila	Corporate and Others	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Operating Income (Loss)	$115,796	$26,601	$958,553	$(47,447)	$(37,232)	$(176,447)	$839,824

Pre-opening Costs	—	—	396	2,856	13,707	55	17,014
Development Costs	—	—	—	—	17,956	8,341	26,297
Depreciation and Amortization	31,409	11,887	228,381	43,532	1,187	66,410	382,806
Share-based Compensation	135	142	838	—	3,779	10,093	14,987
Property Charges and Others	—	1,592	5,043	—	—	249	6,884

Adjusted EBITDA	147,340	40,222	1,193,211	(1,059)	(603)	(91,299)	1,287,812
Corporate and Others Expenses	—	—	—	—	—	91,299	91,299

Adjusted Property EBITDA	$147,340	$40,222	$1,193,211	$(1,059)	$(603)	$—	$1,379,111

	Year Ended December 31, 2012
	Altira Macau	Mocha	City of Dreams	Studio City	City of Dreams Manila	Corporate and Others	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Operating Income (Loss)	$119,850	$22,185	$570,168	$(43,600)	$(7,322)	$(154,189)	$507,092

Pre-opening Costs	—	16	3,097	2,672	—	—	5,785
Development Costs	—	—	—	—	6,846	4,253	11,099
Depreciation and Amortization	34,741	12,831	226,553	40,258	—	64,214	378,597
Share-based Compensation	106	138	556	—	—	8,173	8,973
Property Charges and Others	—	895	5,345	—	—	2,414	8,654

Adjusted EBITDA	154,697	36,065	805,719	(670)	(476)	(75,135)	920,200
Corporate and Others Expenses	—	—	—	—	—	75,135	75,135

Adjusted Property EBITDA	$154,697	$36,065	$805,719	$(670)	$(476)	$—	$995,335

Melco Crown Entertainment Limited and Subsidiaries

Reconciliation of Adjusted EBITDA and Adjusted Property EBITDA to Net Income

Attributable to Melco Crown Entertainment Limited

(In thousands of U.S. dollars)

	Year Ended December 31,
	2013	2012
	(Unaudited)	(Unaudited)

Adjusted Property EBITDA	$1,379,111	$995,335
Corporate and Others Expenses	(91,299)	(75,135)

Adjusted EBITDA	1,287,812	920,200
Pre-opening Costs	(17,014)	(5,785)
Development Costs	(26,297)	(11,099)
Depreciation and Amortization	(382,806)	(378,597)
Share-based Compensation	(14,987)	(8,973)
Property Charges and Others	(6,884)	(8,654)
Interest and Other Non-Operating Expenses, Net	(259,370)	(111,363)
Income Tax (Expense) Credit	(2,441)	2,943

Net Income	578,013	398,672
Net Loss Attributable to Noncontrolling Interests	59,450	18,531

Net Income Attributable to Melco Crown Entertainment Limited	$637,463	$417,203

Melco Crown Entertainment Limited and Subsidiaries

Supplemental Data Schedule

	Three Months Ended December 31,		Year Ended December 31,
	2013	2012	2013	2012

Room Statistics:
Altira Macau
Average daily rate(3)	$234	$228	$230	$221
Occupancy per available room	99%	99%	99%	98%
Revenue per available room(4)	$233	$225	$227	$216

City of Dreams
Average daily rate(3)	$193	$189	$189	$185
Occupancy per available room	98%	96%	97%	93%
Revenue per available room(4)	$190	$181	$183	$171

Other Information:
Altira Macau
Average number of table games	155	176	165	180
Table games win per unit per day(5)	$24,187	$24,313	$23,877	$20,789

City of Dreams
Average number of table games	467	451	457	445
Average number of gaming machines	1,371	1,440	1,469	1,417
Table games win per unit per day(5)	$29,446	$22,052	$26,810	$20,997
Gaming machines win per unit per day(6)	$418	$337	$361	$313

(3)	Average daily rate is calculated by dividing total room revenue by total occupied rooms
(4)	Revenue per available room is calculated by dividing total room revenue by total rooms available
(5)	Table games win per unit per day is shown before discounts and commissions
(6)	Gaming machines win per unit per day is shown before deducting cost for slot points